SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Rursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For	Q2-2004 Results

Nera ASA
Kokstadveien 23, P.O. Box 7090
N-5020 BERGEN
Norway

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑               Form 40-F ☐

     Indicate by ckeck mark whether the registrant by furnishing the information continued in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Nera ASA
By:	Bjørn Ove Skjeie (sign.)
	Name:	Bjørn Ove Skjeie
	Title:	President and Chief Executive Officer

Dated: July 22, 2004

PRESS RELEASE, 22 July 2004	Nera ASA

Postal Address
P.O. Box 7090, N-5020 BERGEN, Norway,
Office Address
Kokstadvn. 23, BERGEN, Norway,
Tel.No. +47 55 22 51 00
Fax.No. +47 55 22 52 99
Head Office
Nera ASA, 5020 BERGEN
Register of Business Enterprises
NO 944 536 949 MVA

Nera ASA: Results in Q2 2004

Nera ASA (OSE: NER) strengthened the company’s operating revenues and orders received in Q2. The company had operating revenues of NOK 660 million in Q2, an increase of 21 percent over Q2 2003. Profit before tax for the quarter was NOK 1.3 million. The company’s transmission networks business is experiencing increased margin pressure, and Nera therefore did not achieve an operating profit in Q2. The operating loss for the quarter was NOK 7.3 million, compared to a loss of NOK 11.1 million in last year’s second quarter.

•	The operating loss in Q2 2004 was NOK 7.3 million, compared to NOK 11.1 million in Q2 2003

•	Orders to a value of NOK 699 million were received in Q2 2004, compared to NOK 628 million in Q2 2003

•	Transmission Networks received new orders to a value of NOK 437 million and had an operating loss of NOK 11.2 million in Q2 2004

•	Satellite Communications received new orders to a value of NOK 140 million and produced an operating profit of NOK 15.4 million in Q2 2004

•	The equity ratio per 30 June 2004 was 62.8 percent.

Figures in NOK mill.	Q2 2004	Q2 2003	Per Q2 2004	Per Q2 2003	2003
Orders received	698.8	628.2	1291.5	1219.5	2 157.7
Operating revenues	660.2	544.5	1175.3	1084.2	2 252.7
Operating profit	(7.3)	(11.1)	(30.3)	(35.7)	(53.7)
Profit (loss) before tax	1.3	2.9	(17.0)	4.9	(16.7)
Earnings per share	(0.05)	(0.05)	(0.28)	(0.10)	(0.43)

“As outlined in our report for the first quarter of 2004, the market for our products has improved in the second quarter, and our market position has also improved. This is reflected in a solid increase in both orders received and operating revenues. However, our profitability is still not satisfactory. The company will therefore implement further initiatives to cut expenses, so that Nera can achieve profitable growth and profit from an improved market position and a favourable market in the time ahead”, said Bjørn Ove Skjeie, CEO of Nera. “The conditions necessary for growth and profitability are definitely there. We expect a solid business volume in the upcoming quarters. Our product portfolio receives good response, and we have won significant market positions both in Asia and Latin-America. With lower expenses and a more flexible expense structure, our goal is to return Nera to a satisfactory level of profitability. The company expects to achieve a positive operating profit in 2004”, commented Skjeie.

For further information, contact:

Helge Skaar, Director of Corporate Communications Nera ASA,
+ 47 55 22 58 20 (office), +47 90 14 20 40 (mobile) or hsk@nera.no
Odd Bjørn Ur, Head of Investor Relations, Nera ASA ,
+47 55 22 55 71 (work), +47 90 14 14 83 (mobile) or obu@nera.no

Or www.nera.no

Second quarter report 2004

Unaudited

Nera ASA Q2–04

Orders received and operating income in Q2 2004 confirms that growth is back in Nera’s main market, transmission networks. The Nera Group’s total operating revenues were NOK 660 million, which is a 21 percent increase over the corresponding quarter last year. The profit before tax for the quarter was NOK 1.3 million.

Price pressure has, however, led to a drop in Transmission Networks’ gross margins, and consequently the company did not achieve the anticipated operating profit in Q2. Measures to boost the efficiency in Transmission Networks’ value chain continue and further initiatives to reduce expenses will be implemented to ensure improved profitability. The board expects that a higher business volume and the implemented measures will give Nera an operating profit in 2004.

The company continues to prepare a demerger, and the board of directors aims to consider plans for the demerger in October and to carry out a public listing of the company’s satellite communications business area in Q1 2005.

Orders received and the market situation

The Nera Group received new orders to a value of NOK 699 million in Q2 2004. This is a ten percent increase over Q2 2003 and in excess of NOK 100 million more than in Q1 2004. The development is due to an increase in transmission networks orders. This is in line with the positive outlook for the transmission networks market outlined in the company’s Q1 2004 report.

Transmission Networks received new orders to a value of NOK 437 million, which is approx. 19 percent more than in the corresponding quarter of last year and NOK 157 million more than in Q1 2004.

The boost in new orders has come primarily in the Americas region. There is considerable market activity both in there and in Asia. The EMEA region, which comprises Europe, the Middle East and Africa, presents a more mixed picture.

An expanded product portfolio of PDH products has enabled Nera to gain an improved overall position in the market for transmission networks products. The company has been able to compete for and win contracts that required a PDH portfolio. This product segment is, however, also subject to fierce price competition, and margins therefore pose new challenges. During the second quarter, Nera confirmed the company’s position as one of the world’s leading suppliers of SDH trunk network products through several new contracts.

Satellite Communications received new orders to a value of NOK 140 million, compared to NOK 126 million in Q2 2003 and NOK 130 million in Q1 2004. There was an increase in orders received for land earth stations during the quarter. As foreseen, the demand for certain types of marine terminals has declined. All in all, the market for mobile satellite communications is relatively stable.

Wireless Broadband Access received new orders to a value of NOK 38 million in Q2 2004, which is on level with the preceding quarter, while this business area received new orders to a value of NOK 62 million in Q2 2003. The company received several new orders from Asia and Europe for DVB-RCS equipment, which confirm the potential of this still immature market. One of the buyers is Singapore Telecom, with activities in several countries in the region.

In the area of terrestrial broadband, Norway and Italy still constitute the most active markets.

Nera’s DVB-RCS equipment has generated considerable interest, and the company expects this market to grow significantly in the years ahead. On the one hand, the technology has become less expensive, while on the other hand, this type of broadband solution is considered by more customers because of increased demand for broadband access in remote areas and for surveillance and other military information needs.

The Singapore business areas classified as “Other business” in the company’s accounts received new orders to a value of NOK 84 million in Q2 2004, i.e. NOK 13 million more than in the corresponding quarter of 2003. This constitutes a significant decline compared to Q1 2004. As explained in Nera’s previous quarterly report, the company won a major IT networks contract comprising several countries in the region in Q1 2004.

Operations

Operating revenues for Q2 2004 were NOK 660 million, an increase by NOK 115 million, or 21 percent, compared to Q2 2003. Sequentially, the operating revenues have increased by NOK 145 million from Q1 2004. The increase is due to higher volumes in Transmission Networks and Other business.

Transmission Networks had operating revenues of NOK 373 million, compared to NOK 293 million in Q2 2003 and NOK 247 million in Q1 2004. Satellite Communication had a turnover of NOK 129 million, compared to NOK 143 million in the corresponding quarter of 2003, and identical to the Q1 2004 turnover. Wireless Broadband Access had a turnover of NOK 55 million in Q2 2004, on level with Q1 2004, and an increase from NOK 32 million in Q2 2003. Operating revenues for “Other business” increased to NOK 103 million, compared to NOK 77 million in Q2 2003 and NOK 71 million in Q1 2004.

Operating expenses for the quarter were NOK 597 million, compared to NOK 489 million in 2003. OPEX, i.e. the sum of sales and administration expenses (S&A) and research and development expenses (R&D), were NOK 174 million, compared to NOK 162 million in the preceding quarter. This is on level with the company’s previous predictions. The R&D expenses were NOK 52.8 million, compared to NOK 46.9 million in Q2 2003.

The operating loss for the quarter was NOK 7. 3 million, compared to an operating loss in Q2 2003 of NOK 11.1 million. Transmission Networks’ gross margin drop was the reason the company did not achieve the anticipated operating profit. Transmission Networks produced a gross margin of 20.8 percent in Q2 2004, compared to 24.1 percent in Q1 2004. The decline in gross margin is due to a combination of price pressure, changes in the product portfolio and strategic sales to new, major customers. Transmission Networks had an operating loss of NOK 11.2 million, compared to a loss of NOK 25.1 million in Q2 2003 and NOK 28.9 million in Q1 2004.

Satellite Communications produced an operating profit of NOK 15.4, from a gross margin of 39.8 percent. The business area’s gross margin has improved from the preceding quarter, while the operating profit has declined from NOK 25.5 million in Q2 2003. Wireless Broadband Access had an operating loss of NOK 9 million for the quarter, compared to NOK 10.7 million in Q2 2003. Other Business, including corporate expenses, had an operating loss of NOK 2. 5 million, compared to a loss of NOK 0.8 million in the corresponding quarter of 2003.

Financial income and profit (loss) before/after tax

Nera’s total financial income in Q2 2004 was NOK 8.6 million, of which ordinary financial income constituted NOK 7.1 million and income from associated companies constituted NOK 1.5 million. The financial income in Q2 2003 was NOK 14 million.

The company’s profit before tax for Q2 2004 was NOK 1.3 million, compared to a profit of NOK 2.9 million in Q2 2003 and a loss of NOK 18.4 million in Q1 2004. The loss after tax and minority interests for the Nera Group was NOK 6.6 million, which is on level with last year’s loss of NOK 6.4 million, but a considerable improvement over the Q1 2004 loss of NOK 27.5 million.

Balance sheets and liquidity

The company’s total balance sheet as at 30 June 2004 is NOK 2,220 million, compared to NOK 2,424 million as at 30 June 2003. The balance sheet is NOK 205 million less than at year-end 2003. The NOK 280 million reduction in liquid assets constitutes the most significant change in the balance sheet, while inventories and accounts receivable have increased somewhat due to the increase in transmission networks activities.

The company’s liquid assets at the end of the quarter constitute NOK 551 million, compared to NOK 753 million at the start of the quarter. During the period, total dividends of NOK 140 million have been paid from the Group (from Nera ASA, Nera Tel and Nera Electronics, Singapore). The other reduction in liquid assets is largely attributable to an increase in working capital as a result of increased activities and of the cash flow profile in certain major projects. The equity ratio as at 30 June 2004 was 62.8 percent.

Prospects

On Nera’s Capital Markets Day 26 May 2004, Nera’s board of directors announced its decision to mandate the management to assess the possibility of a public listing of Nera’s satellite communications business area. The decision was based on discussions among the board of directors and management regarding strategic options for Nera’s two main business areas, Satellite Communications and Transmission Networks, and the management’s strategic assessment that the two main business areas would be best developed as separate structures. Developments since 26 May confirm that for both of the two main business areas interesting structural opportunities are more likely to emerge if the two business areas are developed separately.

Based on materials presented by the company’s management, Nera’s board of directors resolved to continue the process of a possible demerger of Nera’s satellite communications business area into a separate, publicly listed company. The board’s preliminary assessment is that the demerger should be performed as a spin-off, where Nera’s shareholders will also become the shareholders of the publicly listed satellite communications company. The board will consider a plan for the demerger in October, and aims to carry out the stock exchange listing in Q1 2005. The final model and time frame for the separation of the companies may be affected by other structural processes which may currently or in the future be under assessment.

Efforts continue to optimise Transmission Networks’ value chain, with the goal of lowering product prices and reducing operational risk. In the short term, the company’s management will meanwhile implement actions to further cut Transmission Networks’ operating expenses and achieve profitable operation of the business area.

Due to constant price pressure, the actions to reduce costs must be carried out irrespective of the anticipated positive market developments for the transmission networks business area in the upcoming quarters.

For the latter half of 2004, considerable market activity is expected, primarily in emerging markets in the Asia and Americas regions. Nera’s management anticipates that the second half of 2004 will provide an increase in transmission networks business volume, compared to the second half of 2003.

The volume for Satellite Communications is expected to remain at the current level.

In Wireless Broadband Access, several major broadband via satellite projects are currently under assessment and may provide the business volume of this business area with a boost later in the year. For “Other business”, new Contract Manufacturing orders may provide a positive development in business volume.

The board’s assessment is that the anticipated volume increase, along with the initiatives to cut operating expenses (OPEX) in the company’s transmission networks business area, will give Nera an operating profit in 2004.

The quarterly report applies same accounting principles as are used in the company’s annual report. The quarterly report is prepared in accordance with the accounting standard for quarterly reporting.

Bergen, 21 July 2004

Profit and Loss Account	Amounts in NOK million

	1.1.-30.6.2004	1.1.-30.6.2003	2nd quarter 2004	2nd quarter 2003	Year 2003

Orders received	1 291,5	1 219,5	698,8	628,2	2 157,7
Operating revenues	1 175,3	1 084,2	660,2	544,5	2 252,7
Operating expenses	(1 069,6)	(982,8)	(596,8)	(488,7)	(2 024,1)
Depreciation	(36,6)	(40,2)	(17,9)	(20,0)	(79,8)

Operating profit before R&D costs	69,1	61,2	45,5	35,8	148,8

Research and development	(99,4)	(96,9)	(52,8)	(46,9)	(174,2)

Op. profit before restruct.and write-downs	(30,3)	(35,7)	(7,3)	(11,1)	(25,4)

Restructuring and write-downs	—	—	—	—	(28,3)

Operating profit (loss)	(30,3)	(35,7)	(7,3)	(11,1)	(53,7)

Profit (loss) from investments in ass.cos.	3,5	5,8	1,5	4,1	11,0
Net financial items	9,8	34,8	7,1	9,9	26,0

Profit (loss) before tax	(17,0)	4,9	1,3	2,9	(16,7)

Taxes	(8,9)	(5,2)	(3,2)	(5,5)	(13,0)

Profit (loss) after tax	(25,9)	(0,3)	(1,9)	(2,6)	(29,7)

Minority interests	(8,1)	(12,2)	(4,7)	(3,8)	(23,0)
Profit (loss) after minority interests	(34,0)	(12,5)	(6,6)	(6,4)	(52,7)

Earnings per share, primary (NOK)	(0,28)	(0,10)	(0,05)	(0,05)	(0,43)
Earnings per share, diluted (NOK)	(0,28)	(0,10)	(0,05)	(0,05)	(0,43)

Balance Sheets	Amounts in NOK million

	30.6.2004	31.12.2003	30.06.2003

Deferred tax assets	174,0	174,0	174,0
IT software	24,9	23,1	25,2
Goodwill	11,6	14,1	16,5
Tangible fixed assets	170,0	158,8	183,4
Fixed asset investments	118,0	134,7	151,9

Fixed assets	498,5	504,7	551,0

Stocks	318,5	293,3	322,0
Accounts receivable	564,3	563,5	471,6
Other current receivables	287,5	233,4	244,9
Liquid assets	551,4	830,1	834,7

Current assets	1 721,7	1 920,3	1 873,2

ASSETS	2 220,2	2 425,0	2 424,2
Called-up and fully paid share capital	409,1	409,1	1 509,1
Retained earnings (incl. minority interests)	986,0	1 110,4	96,4

Equity	1 395,1	1 519,5	1 605,5

Provisions for liabilities	40,6	53,0	28,9
Long-term liabilities	37,5	40,5	44,0
Current liabilities	747,0	812,0	745,8

Liabilities	825,1	905,5	818,7

EQUITY AND LIABILITIES	2 220,2	2 425,0	2 424,2

Interest bearing current liabilities	0,8	1,5	1,8
Interest bearing long-term liabilities	0,5	1,6	3,2
Minority interests	248,4	234,3	251,7

Change in equity :
Equity as at 01.01	1 519,5	1 612,6	1612,6
Net profit (loss)	(25,9)	(29,7)	(0,3)
Dividend	(95,1)	(50,3)	(6,0)
Conversion differences	(3,4)	(13,1)	(0,8)

Equity as at end of period	1 395,1	1 519,5	1605,5

Statements of cash flows	Amounts in NOK million

	1.1.-	1.1.-	2nd quarter	2nd quarter
	30.6.2004	30.6.2003	2004	2003	Year 2003

Profit (loss) after tax	(25,9)	(0,3)	(1,8)	(2,5)	(29,7)
Ordinary depreciation	36,6	40,2	17,9	19,9	79,8
Change in stocks, accounts receiv./payabl. and other working capital	(79,1)	104,0	(71,1)	98,4	22,1
Other adjustments to operational items	(33,3)	(73,0)	3,5	(0,5)	4,6

Net cash flow from operational activities	(101,7)	70,9	(51,5)	115,3	76,8

Disposal of tangible fixed assets	0,2	1,2	—	0,5	2,5
Capital expenditure	(41,1)	(21,8)	(6,8)	(12,3)	(38,2)
Other investments and sales	11,7	15,3	2,7	(6,1)	24,3

Net cash flow from investment activities	(29,2)	(5,3)	(4,1)	(17,9)	(11,4)

Payment of dividends	(140,4)	(6,0)	(140,4)	(6,0)	(5,8)
Net changes in liabilities	(1,8)	(4,1)	(0,8)	(2,0)	(5,9)

Net cash flow from financing activities	(142,2)	(10,1)	(141,2)	(8,0)	(11,7)

Effect of changes in exchange rates	(5,6)	(16,6)	(4,8)	(11,3)	(19,4)

Net change in liquid assets	(278,7)	38,9	(201,6)	78,1	34,3

Liquid assets at the beginning of the period	830,1	795,8	753,0	756,6	795,8
Liquid assets at the end of the period	551,4	834,7	551,4	834,7	830,1

Orders received by Business Area	Amounts in NOK million

Business Areas	1.1.-30.6.2004		1.1.-30.6.2003		Year 2003		2nd quarter 2004		2nd quarter 2003

Transmissions Networks	717	55,5%	687	56,3%	1 213	56,2%	437	62,6%	368	58,6%
Mobile Satellite Communiciations	270	20,9%	296	24,3%	496	23,0%	140	20,0%	126	20,1%
Wireless Broadband Access	77	6,0%	72	5,9%	137	6,3%	38	5,5%	62	9,9%
Others/eliminations	228	17,6%	165	13,5%	312	14,5%	84	11,9%	71	11,4%

Total	1 292	100,0%	1 220	100,0%	2 158	100,0%	699	100,0%	628	100,0%

Operating revenues by Business Area	Amounts in NOK million

Business Areas	1.1.-30.6.2004		1.1.-30.6.2003		Year 2003		2nd quarter 2004		2nd quarter 2003

Transmissions Networks	620	52,8%	551	50,8%	1 189	52,8%	373	56,5%	293	53,9%
Mobile Satellite Communiciations	272	23,1%	315	29,1%	577	25,6%	129	19,5%	143	26,2%
Wireless Broadband Access	109	9,3%	62	5,7%	166	7,3%	55	8,3%	32	5,8%
Others/eliminations	174	14,8%	156	14,4%	321	14,2%	103	15,7%	77	14,1%

Total	1 175	100,0%	1 084	100,0%	2 253	100,0%	660	100,0%	545	100,0%

Operating Income (loss) by Business Area	Amounts in NOK million

Business Areas	1.1.-30.6.2004	1.1.-30.6.2003	Year 2003	2nd quarter 2004	2nd quarter 2003

Transmissions Networks	(40,1)	(65,8)	(71,2)	(11,2)	(25,1)
Mobile Satellite Communiciations	32,9	53,0	87,2	15,4	25,5
Wireless Broadband Access	(20,8)	(22,2)	(40,3)	(9,0)	(10,7)
Others/eliminations	(2,3)	(0,7)	(1,1)	(2,5)	(0,8)

Total	(30,3)	(35,7)	(25,4)	(7,3)	(11,1)

Orders received by Geographical Destinations	Amounts in NOK million

Geograhpical Destinations	1.1.-30.6.2004		1.1.-30.6.2003		Year 2003		2nd quarter 2004		2nd quarter 2003

Norway	122	9,4%	195	15,9%	294	13,6%	67	9,6%	105	16,6%
Great Britain	39	3,0%	34	2,8%	71	3,3%	17	2,4%	12	1,9%
Rest of Europe	249	19,3%	254	20,8%	485	22,5%	117	16,8%	149	23,7%
America	392	30,4%	247	20,3%	519	24,0%	287	41,0%	113	18,0%
Africa	39	3,0%	21	1,7%	64	3,0%	7	1,0%	14	2,4%
Asia	446	34,5%	397	32,6%	660	30,6%	201	28,8%	184	29,3%
Oceania	5	0,4%	72	5,9%	65	3,0%	3	0,5%	51	8,1%

Total	1 292	100,0%	1 220	100,0%	2 158	100,0%	699	100,0%	628	100,0%

Operating revenues by Geographical Destination	Amounts in NOK million

Geograhpical Destinations	1.1.-30.6.2004		1.1.-30.6.2003		Year 2003		2 nd quarter 2004		2 nd quarter 2003

Norway	131	11,1%	155	14,3%	310	13,8%	74	11,3%	70	12,8%
Great Britain	71	6,1%	58	5,4%	123	5,4%	26	4,0%	24	4,4%
Rest of Europe	225	19,1%	215	19,8%	478	21,2%	137	20,8%	101	18,6%
America	292	24,9%	216	19,9%	443	19,7%	159	24,0%	117	21,5%
Africa	47	4,0%	30	2,8%	54	2,4%	20	3,1%	10	1,8%
Asia	380	32,3%	392	36,2%	806	35,8%	233	35,2%	213	39,1%
Oceania	29	2,5%	18	1,6%	39	1,7%	11	1,6%	10	1,8%

Total	1 175	100,0%	1 084	100,0%	2 253	100,0%	660	100,0%	545	100,0%

Oslo, July 22, 2004 Ne04-2E-1 Q2 Presentation 2004

Bjorn Ove Skjeie Chief Executive Officer

Headlines Q2 2004 Growth is coming - increased order intake and sales Tougher margin challenges in Transmission business, short term cost reducing actions initiated Demerger plan and other structural initiatives progress Company expects profitable growth in 2H 2004

Key figures

Quarterly orders received by Business Area

Quarterly orders received by market Transmission Networks

Growth to continue in 2H 04 Market in Asia and Latin America expected to fuel Transmission growth also in 2H 04 Region EMEA mixed Large broadband satellite projects in process Local business in South East Asia set for growth

1997 1998 1999 2000 2001 2002 2003 Q1-04 Q2-04 Gross margin % 33 25 30 30 28 21 24.5 24.1 20.8 Oper. margin % 2.8 4 8.5 8.9 7.3 -12.3 -6 -11.7 -3 North 45.9 46.9 45 43.9 1997 1998 1999 2000 2001 2002 2003 Q1 - 04 Q2-04 Gross margin % 35 30 33 40 36 35 39 35 40 Oper. margin % 9.1 2 4.9 13.8 10.8 11.2 16 12.3 11.9 45.9 46.9 45 Mixed margin picture Transmission Satellite

Why have Transmission margins dropped? Price pressure in all markets Changed product mix - more PDH-products Strategic sales to new major customers Market conditions indicate this situation will not improve substantially in the short term

Cuts in OPEX to be implemented Cuts in sales cost Tightening of admin costs at all levels Adjustment of R&D level

Further changes in the value chain Potential for further reduction of COGS Potential for reduced risk in the business Preparation for further commoditisation Establish manufacturing independency Implications for Nera's organisation in Bergen to be processed this quarter

Structural issues

Proposed separation The Board has decided to continue the process related to a separation of Nera SatCom Mobile Satellite Communications Fixed Broadband The separation is expected to take place by means of a statutory demerger The Board expects to approve a demerger plan in October A listing of Nera SatCom is likely to take place in Q1 2005 Final decision on separation model and timing could be affected by consideration of other structural alternatives

The satellite communications industry Hardware and software market trends 1) 1) Source: [ ], Equipment & installation only CAGR 04-08: 7 % CAGR 04-08: 26 % CAGR 04-08: 22 % CAGR 04-08: 21%

Unique position in a growing industry New technology to reduce cost of satellite communications Standardisation opens up new opportunities Fragmented industry structure will result in higher M&A activity in the coming years Convergence of defence and civil applications Proven track record Strong technological position Inmarsat Fixed broadband Strong brand name and market position in the Inmarsat market Increasing brand name and market awareness within broadband satellite communication The satcom industry Nera SatCom - unique position in a growing industry

Main rationale for a separation The ambition to create the undisputed and most innovative leader in satellite communications solutions New attractive growth opportunities Broadband satellite Expanded scope in mobile satellite communications Facilitate a more competitive transmission business to take maximum advantage of the new market growth Better positioned to pursue structural opportunities Operational synergies between the microwave and satellite communications businesses are limited

Outlook 2H 2004 Growth. Profitability.. Strategic actions...

Bjorn Olafsson Chief Financial Officer

Income statement

Quarterly operating revenue by business area

OPEX Development R&D + sales & admin. expenses

Operating profit (loss) by business area

Balance Sheets

Pro forma balance sheet business areas

Trade receivables/ Inventories/trade payables (days) 1995 1996 1997 1998 1999 2000 2001 2002 Q1-03 Q2-03 Q3-03 Q4-03 Q1-04 Q2-04 Receivables 76 91 102 88 77 111 97 76 96 78 87 90 98 86 Inventories 82 77 67 51 40 38 67 56 59 53 54 47 50 49 Payables 41 43 48 48 29 45 53 46 50 46 44 43 47 51 Days

Statement of cash flows

Financial key figures

Book to bill Transmission Networks Q1 - 2000 Q2 - 2000 Q3 - 2000 Q4 - 2000 Q1 - 2001 Q2 - 2001 Q3 - 2001 Q4 - 2001 Q1 - 2002 Q2 - 2002 Q3 - 2002 Q4-2002 Q1-2003 Q2-2003 Q3-2003 Q4-2003 Q1-2004 Q2-2004 Orders received/Sales 0.9787 1.7837 1.2585 1.0626 0.9014 0.8364 0.6687 0.6239 0.8175 0.9678 1.42 0.6645431 1.2325581 1.26 0.86 0.8 1.13 1.17 West 30.6 38.6 34.6 31.6 North 45.9 46.9 45 43.9 Orders received Sales

Invoicing of order backlog* 3rd quarter 2004 4th quarter 2004 Total NOK mill. 2nd quarter 2005 1st quarter 2005 * Incl. Nera Telecommunications, Singapore 3rd quarter 2005 and later

Going forward Satellite expected to continue as first half however pressure on margins Ambitions to improve Broadband figures More optimistic market assumptions. Major transmission opportunities to be explored Transmission activity expected to be high through Q3, visibility for further quarters lower Margins under pressure underlining need for stringent cost control, further cost reductions and initiatives to lower COGS

Appendix

Equity reconciliation

Orders received by business area

Operating revenue by business area

Q1 2001 pro forma Q2 2001 pro forma Q3 2001 pro forma Q4 2001 pro forma Q1 2002 Q2 2002 Q3 2002 Q4 2002 Q1 2003 Q2 2003 Q3 2003 Q4 2003 Q1 2004 Q2 2004 Orders received 511 583 450 347 309 361 338 235 318 368 236 291 280 437 Operating revenue 564 627 537 549 378 373 238 354 258 293 276 362 247 373 Oper. inc. (EBIT) 50.4 49.8 37.9 31.8 -53.5 -47.5 -43.3 -21 -40.7 -25.1 -6.6 1.3 -28.9 -11.2 Q1 2001 pro forma Q2 2001 pro forma Q3 2001 pro forma Q4 2001 pro forma Q1 2002 Q2 2002 Q3 2002 Q4 2002 Q1 2003 Q2 2003 Q3 2003 Q4 2003 Q1 2004 Q2 2004 Orders received 239 129 119 142 174 289 109 103 170 126 79 121 130 140 Operating revenue 160 150 131 169 161 156 154 146 172 142 125 138 143 129 Oper. inc. (EBIT) 16.7 13.8 13.3 21.3 14.4 17 22.5 15 27.5 25.5 19.8 14.4 17.6 15.4 Orders/revenue/EBIT development Transmission/Satellite Transmission Satellite

Operational Gearing Nera Group Quarterly Sales (MNOK)

Operational Target (Short Term) Transmission Networks B/E-Target (Quarterly sales = 325 MNOK) Quarterly Sales (MNOK) B/E Target = 325/Q

Orders received by market

Orders received by market Asia 34.5% (32.6%)* Percentage per region by 30 June 2004 Africa 3.0% (1.7%)* Americas 30.4% (20.3%)* Oceania 0.4% (5.9%)* UK 3.0% (2.8%)* Norway 9.4% (15.9%)* Rest of Europe 19.3% (20.8%)* * Figures in brackets are Orders received per 30.06.03

Operating revenue by market

Quarterly operating revenue by market Transmission Networks